File No. 69-93






                SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                           Form U-3A-2


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935


             To be filed annually prior to March 1

                NIAGARA MOHAWK POWER CORPORATION



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which the claimant directly or indirectly holds an interest.

Column A            Column B            Column C       Column D
--------            --------            --------       --------
                                                       % OF VOTING
NAME AND LOCATION   STATE OF            NATURE OF      SEC. OWNED
OF COMPANY          ORGANIZATION        BUSINESS       BY CLAIMANT
---------------     ------------        --------       -----------

Niagara Mohawk    New York          Electric and Gas       -
Power Corporation                   Utility
(NMPC or Claimant)
Syracuse, New York

Opinac Energy     Province of       Investment         100.00%
Corporation       Ontario, Canada   Company (Note A)
(Opinac)
Ontario, Canada

NM Uranium, Inc.  Texas             Mining             100.00%
Syracuse, New York

NM Suburban       New York          Gas Utility        100.00%
Gas, Inc.                           (Note B)
Syracuse, New York

NM Holdings, Inc. New York          Real Estate        100.00%
Syracuse, New York                  Development
                                    (Note C)

EMCO-TECH, Inc.   New York          (Note D)           100.00%
Syracuse, New York

HYDRA-CO          New York          (Note E)
Enterprises, Inc.
(HYDRA-CO)
Syracuse, New York

Moreau            New York          Owns and operates   66.67%
Manufacturing                       a hydroelectric
Corporation                         generating station
(Moreau)
Syracuse, New York

Beebee Island     New York          Owns and operates   82.84%
Corporation                         a hydroelectric
(Beebee)                            generating station
Syracuse, New York

Note A - Owns 100.00% of Canadian Niagara Power Company, Limited (an electric utility located in Ontario, Canada), incorporated in the Province of Ontario, Canada. Owns 100.00% of Plum Street Enterprises, Inc. (an energy marketing and related energy services company located in Syracuse, New York), incorporated in the State of Delaware.

Note B - Corporation was formed in 1992 to acquire the assets of Syracuse Suburban Gas Company, Inc. in exchange for NMPC stock.

Note C - Owns 100.00% of Hudson Pointe, Inc., Land Management and Development, Inc., LandWest, Inc., Moreau Park, Inc., Riverview, Inc., Salmon Shores, Inc., and Upper Hudson Development, Inc., each of which are real estate development projects located in Syracuse, New York and incorporated in the State of New York.

Note D -  EMCO-TECH, Inc. is inactive at December 31, 1995.

Note E - HYDRA-CO Enterprises, Inc. was 100.00% owned by Niagara Mohawk Power Corporation. On January 9, 1995, NMPC sold HYDRA-CO and its interest in all affiliates and partnerships except Moreau and Beebee. For this filing, HYDRA-CO is included in the detailed consolidation schedules (S-4 through S-9).

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     As of January 1, 1996, NMPC owned and operated four fossil fuel steam plants (as well as having a 25% interest in the Roseton Steam Station and its output), two nuclear fuel steam plants, various diesel generating units and 70 hydroelectric plants (as well as having a majority interest in Beebee and Feeder Dam Hydro Plants and their output). NMPC also purchases substantially all of the output of 96 other hydroelectric facilities. NMPC's Canadian subsidiary, Opinac Energy Corporation, owns Canadian Niagara Power Company, Limited (owner and operator of the 76.8 MW Rankine hydroelectric plant) which distributes electric power within the Province of Ontario and a windmill generator in the Province of Alberta. In addition, NMPC has contracts to purchase electric energy from New York Power Authority and other sources.

     The following is a list of NMPC's major generating stations at January 1, 1996:

                                                       NMPC's SHARE
                                                       OF NET
STATION, LOCATION                    ENERGY           CAPABILITY
AND PERCENT OWNERSHIP                 SOURCE           IN MEGAWATTS
---------------------                 ------           ------------

Huntley, Niagara River (100%)          Coal                740
Dunkirk, Lake Erie (100%)              Coal                576
Albany, Hudson River (100%)        Oil/Natural Gas         400
Oswego, Lake Ontario (76%) (Unit 6)    Oil                 636
Roseton, Hudson River (25%)        Oil/Natural Gas         300
Nine Mile Point Unit 1,
  Lake Ontario (100%)                  Nuclear             613
Nine Mile Point Unit 2,
  Lake Ontario (41%)                   Nuclear             469


     As of December 31, 1995, NMPC's electric transmission and distribution systems were comprised of 961 substations with a rated transformer capacity of approximately 28,600,000 kva., approximately 8,000 circuit miles of overhead transmission lines, approximately 1,100 cable miles of underground transmission lines, approximately 113,900 conductor miles of overhead distribution lines and approximately 5,900 cable miles of underground distribution cables, only a part of such transmission and distribution lines being located on property owned by NMPC. The electric system of NMPC and Canadian Niagara Power Company, Limited is directly interconnected with other electric utility systems in Ontario and Quebec, Canada, New York, Massachusetts, Vermont and Pennsylvania, and indirectly interconnected with most of the electric utility systems in the United States.

     As of December 31, 1995, NMPC's natural gas system, including NM Suburban Gas, Inc. was comprised of approximately 7,700 miles of pipelines and mains, only a part of which is located on property owned by NMPC.

     Beebee owns and operates a hydroelectric generating station
(8,000 kilowatt rated capacity) located on the Black River in the City of Watertown, Jefferson County, New York.

     Moreau owns and operates a hydroelectric generating station
(6,000 kilowatt rated capacity) located on the Hudson River in the Town of Moreau, Saratoga County, New York.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


           COMPANY                                  KWH.
           -------                                  ----

Niagara Mohawk Power Corporation              37,315,587,000
Canadian Niagara Power Company, Limited          621,758,000(1)
Beebee Island Corporation                         39,161,000(2)
Moreau Manufacturing Corporation                  22,200,000(3)

(1)  Includes sales to Niagara Mohawk
     Power Corporation of                        253,373,000 Kwh.

(2)  Includes sales to Niagara Mohawk Power
     Corporation of                               32,441,000 Kwh.

(3)  Includes sales to Niagara Mohawk Power
     Corporation of                               14,801,000 Kwh.



      COMPANY                                 NATURAL GAS (Mcf.)
      -------                                 ------------------

Niagara Mohawk Power Corporation                   80,278,000
NM Suburban Gas, Inc.                                  17,000


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                           None

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

      COMPANY                                         KWH.
      -------                                         ----

Niagara Mohawk Power Corporation
  (at the State line)                            1,547,699,000

At the International boundary line between
  the United States and Canada:
     By Canadian Niagara Power Company, Limited    253,373,000 (1)
     By Niagara Mohawk Power Corporation           62,673,000


(1) To Niagara Mohawk Power Corporation


                                               NATURAL GAS (Mcf.)
                                               ------------------

Niagara Mohawk Power Corporation
  (outside the State or at the State line).          1,765,858


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


      COMPANY                                        KWH.
      -------                                        ----

Niagara Mohawk Power Corporation
  (at the State line)                               21,165,000

At the International boundary line between
  the United States and Canada:
     From Canadian Niagara Power
       Company Limited          253,373,000
     From Hydro-Quebec          403,754,000
     From Ontario Hydro         343,225,000
     From Cornwall Electric
       Company                   24,844,000      1,025,196,000
                                -----------      -------------

                                               NATURAL GAS (Mcf.)
                                               ------------------

Niagara Mohawk Power Corporation:
  (at the State Line)                              79,548,768
At the International boundary line between
  the United States and Canada:
    From Western Gas Marketing, Ltd                19,163,136


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          NMPC, Canadian Niagara Power Company, Limited, and Opinac Energy Corporation each own an indirect interest in a wind power generating facility at Cowley Ridge in the Province of Alberta, Canada, with a capacity of approximately 18.9 MW (the "Facility") located at Cowley Ridge, Pincher Creek, Alberta, Canada.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          The Facility is jointly owned by Canadian Niagara Wind Power Company, Inc. ("Wind Power Company") and Cowley Ridge Partnership ("Cowley Partnership") via a joint venture agreement. Wind Power Company directly holds (in trust for the benefit of the joint venture) the legal title to the Facility. Cowley Partnership beneficially owns 99% of the property of the joint venture. Wind Power Company is a corporation incorporated under the laws of the Province of Alberta, Canada. Cowley Partnership is an Alberta general partnership.

          In December of 1995, Canadian Niagara Power Company, Limited ("CNP") acquired a 99.99% interest in Wind Power Company and Cowley Partnership, respectively, and a 100% interest in the joint venture which owns and controls the Facility. CNP is a wholly-owned subsidiary of Opinac, a corporation incorporated under the laws of the Province of Ontario, Canada. Opinac is a wholly- owned subsidiary of NMPC.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          $7,108,143 (see 4(d) below), was invested by Canadian
          Niagara Power Company, Limited.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Cowley Ridge Partnership:
          Shareholder's Equity - $7,037,061.
          (Capital Stock - $7,156,307 and Accumulated Deficit -
          ($119,246))

          Canadian Niagara Wind Power Company, Inc.:
          Shareholder's Equity - $71,082.
          (Capital Stock - $72,286 and Accumulated Deficit -
          ($1,204)).

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                         None

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

EXHIBIT A


     A consolidating statement of income and surplus of the claimant and subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and subsidiary companies as of the close of such calendar year.

     Attached hereto are consolidating balance sheet at December
31, 1995, consolidating statement of income, consolidating statement of retained earnings and consolidating statement of cash flows for the year ended December 31, 1995, and adjustments and inter-company eliminations.

     Notes to the financial statements are incorporated herein by reference to the Annual Report on Form 10-K to be filed on or before March 31, 1996 of Niagara Mohawk Power Corporation for 1995, File No. 1-2987.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------
EXHIBIT A

INDEX TO FINANCIAL STATEMENTS


                                                          PAGE
                                                          ----
Consolidating Balance Sheet at December 31, 1995           S-2

Consolidating Statement of Income for the Year
  Ended December 31, 1995                                  S-4

Consolidating Statement of Retained Earnings for the
  Year Ended December 31, 1995                             S-5

Consolidating Statement of Cash Flows for
  the Year Ended December 31, 1995                         S-6

Inter-Company Eliminations                                 S-7

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                     S-2
---------------------------------------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1995
(In Thousands of Dollars)


                             Inter-     Niagara
                             Company    Mohawk    Opinac   N M       N M      N M
                             Elimina-   Power     Energy   Suburban  Uranium, Hold-
               Consolidated  tions      Corpor-   Corp.    Gas, Inc. Inc.     ings,
                                        ation                                 Inc.
               ------------  ---------  -------   ------- --------- -------   ------
ASSETS
-------
Utility Plant:
  Electric
   plant       $ 8,543,429  $          $8,503,952  $39,477  $         $       $
  Nuclear
   fuel            517,681                517,681
  Gas plant      1,017,062              1,006,759            10,303
  Common plant     281,525                281,525
Construct.
  work in
  progress         289,604                285,216             4,388
               -----------   --------- ----------  -------   ------ -------   ------

 Total
  Utility
  Plant         10,649,301             10,595,133  39,477    14,691
Less: accumu-
  lated depre-
  ciation &
  amortiza-
  tion           3,641,448              3,623,259  15,917     2,272
               -----------  --------   ---------- -------    ------ -------   ------
  Net Utility
   Plant         7,007,853              6,971,874  23,560    12,419
              ------------  --------   ---------- -------    ------ -------   ------
Other Property
  and Invest-
   ments:
  Other physical
    property        6,396                   6,293                      103
  Investment in
    subsidiary
    companies-
    consolidated            (149,493)(A)  149,493
  Investments     212,021                 146,265   55,828                      9,928
               ----------   ----------- ---------  -------   ------    ---      -----
                  218,417   (149,493)     302,051   55,828             103      9,928
               ----------   ----------- ---------  -------   ------    ---      -----

Current Assets:
Cash, including
  temporary cash
  investments
  of $114,415     153,475                 106,591   45,752      840    105        187
Accounts receiv-
 able             483,234     (7,642)(B)  485,489    3,997    1,390
  Less-Allowance
  for doubtful
  accounts        (20,000)                (20,000)
Electric margin
  recoverable       8,208                   8,208
Materials and
  supplies, at
  average cost:
    Coal & oil
     for produc-
     tion of
     electricity   27,509                  27,509
    Other         141,820                 141,239      581
    Gas storage    26,431                  26,431
Prepaid taxes      17,239                  17,076               163
Other              45,834                  45,724      103        7
                ---------   ---------     -------   ------    -----     ---       ---
                  883,750     (7,642)     838,267   50,433    2,400     105       187
                ---------   ---------     -------   ------    -----     ---       ---

Regulatory Assets:
Regulatory tax
  asset           470,198                 470,198
Deferred finance
 charges          239,880                 239,880
Deferred
 environmental
 restoration
 costs            225,000                 225,000
Unamortized debt
  expense          92,548                  92,548
Postretirement
  benefits other
  than pensions    68,933                  68,690              243
Other             204,253                 204,253
              -----------   --------   ---------- --------  -------  ------   -------
                1,300,812               1,300,569              243
              -----------  ---------   ----------  -------  -------  ------   -------
Other Assets:      67,037                  65,471    1,850    (284)
              -----------  ---------   ----------  -------  -------  ------   -------
               $9,477,869  ($157,135)  $9,478,232 $131,671 $14,778   $  208   $10,115
              ===========  =========   ========== ========  =======  ======   =======

/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                     S-3
---------------------------------------------------------

CONSOLIDATING BALANCE SHEET AT DECEMBER 31, 1995
(In Thousands of Dollars)

                                        Niagara                               N M
CAPITALIZATION               Inter-     Mohawk    Opinac   N M       N M      Hold-
AND LIABILITIES              Company    Power     Energy   Suburban  Uranium  ings,
---------------              Elimina-   Corpor-   Corp.    Gas, Inc. Inc.     Inc.
               Consolidated  tions      ation
               ------------  --------   -------   -------  --------- -------- --------
Capitalization:
  Common
   stockholders'
   equity:
   Common stock
    - $1 par
    value; auth.
    185,000,000
    shares:
    issued
    144,332,123
    shares     $  144,332   $          $  144,332  $        $         $      $
  Capital stock
   premium and
   expense      1,784,247   (42,460)(A) 1,798,213    11,520    6,456    (169) 10,687

  Capital stock
   in subsidiary
   companies-
   consolidated              (7,455)(A)               7,433               20       2
  Retained
   earnings
   (Page S-5)     585,373   (99,578)(A)   585,373   100,643   (1,027)            (38)
               ----------  ----------   ---------   -------   -------  ------ -------
                2,513,952  (149,493)    2,527,918   119,596    5,429    (149) 10,651
               ----------  ----------   ---------   -------   -------  ------ -------
Cumulative
  preferred stock -
  $100 par value;
  authorized
  3,400,000
  shares;issued
  2,358,000 shares:
 Optionally
  redeemable      210,000                 210,000
 Mandatorily
  redeemable       25,800                  25,800
Cumulative
  preferred stock -
  $25 par value;
  authorized
  19,600,000
  shares; issued
  12,408,005 shares:
 Optionally
  redeemable      230,000                 230,000
 Mandatorily
  redeemable       71,050                  71,050

Cumulative
  preference stock -
  $25 par value;
  authorized
  8,000,000 shares;
  issued none
Long-term debt  3,582,414   (4,596)(B)  3,582,414              4,596
               ---------- -----------  ----------  --------   -------   ------   -------
Total Capital-
 ization        6,633,216 (154,089)     6,647,182   119,596   10,025    (149)    10,651
               ---------- -----------  ----------  --------   -------   ------   -------
Current
  Liabilities:
   Short-term
    debt                -   (1,500)(B)                         1,500
   Long-term
    debt due
    within one
    year           65,064                  65,064
   Sinking fund
    requirements
    on redeemable
    preferred
    stock           9,150                   9,150
Accounts payable  268,603   (1,546)(B)    267,191     1,285    1,215     356        102
Payable on
 outstanding bank
 checks            36,371                  36,371
Customers'
 deposits          14,376                  13,932       197      247

Accrued taxes      14,770                  13,489       807      470       1       3
Accrued interest   64,448                  64,383        17       48
Accrued vacation
 pay               35,214                  35,214
Other              57,748                  57,179       329      240
               ----------   ---------  ----------  --------  -------  ------ -------
                  565,744    (3,046)      561,973     2,635    3,720     357     105
               ----------   ---------  ----------  --------  -------  ------ -------
Regulatory Liabilities:
Deferred finance
  charges        239,880                  239,880
Other              2,712                    2,712
               ---------    ---------  ---------   --------  -------  ------ -------
                242,592                   242,592
               ---------    ---------  ---------   --------  -------  ------ -------
Other Liabilities:
Accumulated
 deferred
 income taxes  1,388,799                1,380,677     7,673    1,090            (641)
Employee pension
 and other
 benefits        245,047                  245,047
Deferred pension
 settlement gain  32,756                   32,756
Unbilled
 revenues         28,410                   28,410
Other            116,305                  114,595    1,767      (57)
              ----------   ---------   ----------  --------  -------  ------ -------
               1,811,317                1,801,485    9,440    1,033             (641)
              ----------   ---------   ----------  --------  -------  ------ -------

Commitments and
  Contingencies:
Liability for
  environmental
  restoration    225,000                 225,000
              ----------  ---------   ----------  --------  -------   ------ -------
              $9,477,869  ($157,135)  $9,478,232  $131,671  $14,778   $  208 $10,115
              ==========   =========  ==========  ========  =======   ====== =======


NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                     S-4
---------------------------------------------------------

CONSOLIDATING STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1995

(In Thousands of Dollars)

                                        Niagara
                             Inter-     Mohawk                                HYDRA-CO  N M
                             Company    Power     Opinac   N M       N M      Enter-    Hold-
                             Elimina-   Corpor-   Energy   Suburban  Uranium  prises,   ings,
               Consolidated  tions      ation     Corp.    Gas, Inc. Inc.     Inc.      Inc.
               -----------   --------   --------  -----    --------- -------  --------  ------
Operating Revenues:
  Electric     $3,335,548 ($3,559)(C)  $3,316,018  $23,089  $         $        $        $
  Gas             581,790  (6,815)(C)     578,205             10,400
               ----------  --------    ----------  -------   -------  ------  --------    ----
                3,917,338 (10,374)      3,894,223   23,089    10,400
               ----------  --------    ----------  -------   -------  ------  --------    ----
Operating Expenses:
  Operation:
    Fuel for
     electric
     generation  165,929                  165,929
    Electricity
     purchased 1,137,937   (3,559)(C)   1,141,496
    Gas pur-
     chased      276,232   (6,815)(C)     276,845              6,202
    Other oper-
     ation
     expenses    614,930                  608,829    4,655     1,446
  Maintenance    202,967                  200,494    2,292       181

  Depreciation
   & amorti-
   zation        317,831                  317,003      588       290               (50)
  Federal and
   foreign
   income
   taxes         156,008                  148,438    6,122       326              1,122
  Other taxes    517,478                  514,526    1,820     1,010               122
              ----------   -------     ----------  -------   -------   ------  --------     ----
               3,389,312  (10,374)      3,373,560   15,477     9,455              1,194
              ----------   -------     ----------  -------   -------   ------  --------     ----
Operating
  Income         528,026                  520,663    7,612       945             (1,194)
              ----------   -------     ----------  -------   -------   ------  --------    ----
Other Income
  and Deductions:
  Allowance for
   other funds
   used during
   construction    1,063                    1,063
  Federal and
   foreign
   income taxes   (3,385)                  (1,512)  (1,903)                                 30
  Other items
   (net)           2,006  (10,905)(A,C)     7,237    3,911      (456)             2,300      (81)
              ----------  -------      ----------  -------    -------  ------  --------     ----
                    (316) (10,905)          6,788    2,008      (456)             2,300      (51)
              ----------  -------      ----------  -------    -------  ------  --------     ----

Income Before
  Interest
  Charges        527,710  (10,905)        527,451    9,620       489              1,106      (51)
              ----------  -------      ----------  -------   -------   ------  --------     ----

Interest Charges:
  Interest on
   long-term
   debt          267,019     (431)(C)     267,019               431
  Other
   interest       20,642     (207)(C)      20,383      36       138                292
  Allowance for
   borrowed funds
   used during
   construction   (7,987)                  (7,987)
               ----------  -------      ----------  -------  -------   ------   --------     ----
                 279,674     (638)        279,415      36       569                292
               ----------  -------      ----------  -------  -------   ------   --------     ----

Net Income
  (loss)      $  248,036 ($10,267)     $  248,036   $9,584      ($80)             $  814     ($51)
              ==========  =======      ==========   ======    =======  ======   ========     ====


/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                     S-5
---------------------------------------------------------

CONSOLIDATING STATEMENT OF RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 1995

(In Thousands of Dollars)

                                        Niagara
                             Inter-     Mohawk                               HYDRA-CO  N M
                             Company    Power    Opinac    N M       N M     Enter-    Hold-
                             Elimina-   Corpor-  Energy    Suburban  Uranium prises    ings,
               Consolidated  ations     ation    Corp.     Gas, Inc. Inc.    Inc.      Inc.
               ------------  -------    -------  --------  --------  ------- --------  -----
Balance, Decem-
  ber 31, 1994 $538,583    ($130,459)(A) $ 538,583 $91,059   ($947)    $      $40,334  $  13

Add:
  Net income
   (loss) for
   the year     248,036      (10,267)(A)   248,036  (9,584)    (80)               814    (51)
               --------     ---------   ---------- --------  ------    ------  ------    ----
                786,619     (140,726)      786,619 100,643  (1,027)            41,148    (38)
               --------     ---------   ---------- --------  ------    ------ -------    ----
Deduct:
  Dividends paid in cash on capital stock
  Cumulative preferred stock, $100 par value

   3.40% Series    680                         680
   3.60% Series  1,260                       1,260
   3.90% Series    936                         936
   4.10% Series    861                         861
   4.85% Series  1,213                       1,213
   5.25% Series  1,050                       1,050
   6.10% Series  1,525                       1,525
   7.45% Series  1,989                       1,989
   7.72% Series  3,088                       3,088

Cumulative preferred stock, $25 par value

  8.375% Series    680                         680
  8.70% Series     217                         217
  9.75% Series     472                         472
  7.85% Series   1,794                       1,794
  9.50% Series  14,250                      14,250

  Adjustable Rate
   Series A
   (actual rate
   for 1995,
   6.525%)       1,958                       1,958
  Adjustable Rate
   Series B
   (actual rate
   for 1995,
   8.05%)        3,723                       3,723
  Adjustable Rate
   Series C
   (actual rate
   for 1995,
   7.80%)        3,900                       3,900
  Common Stock,
   $1 par value
   ($1.12 per
   share)      161,650                     161,650
              --------     ---------      ---------    -------    -------   ------   -------  ----
Total
  dividends    201,246                     201,246
              --------     ---------      ---------    -------    -------   ------   -------  ----

Sale of
  subsidiary                  41,148(A)                                         (41,148)

Balance, Decem-
 ber 1, 1995  $585,373     ($ 99,578)     $585,373      $100,643   ($1,027)  $         -     ($38)
              ========     =========      ========      ========    =======   ====== =====    ====

/TABLE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES                     S-6
---------------------------------------------------------

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 1995
INCREASE (DECREASE) IN CASH

(In Thousands of Dollars)

                             Inter-     Niagara                               HYDRA-CO  N M
                             Company    Power     Opinac   N M       N M      Enter-    Hold-
                             Elimina-   Corpor-   Energy   Suburban  Uranium, prises,   ings,
               Consolidated  tions      ation     Corp.    Gas, Inc. Inc.     Inc.      Inc.
               ------------  -------    -------   ------   --------- -------  --------  -----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income
   (loss)       $ 248,036    $(10,267)  $ 248,036  $9,584    ($80)   $        $  814   $ ($51)
  Adjustments
   to reconcile
   net income
   to net cash
   provided by
   operating
   activities:
  Depreciation &
   amortization  317,831                 317,003     588      290               (50)
  Amortization
   of nuclear
   fuel           34,295                  34,295
  Provision for
   deferred income
  taxes          114,917                 111,058    4,405      95                        (641)

  Electric margin
   recoverable    58,588                  58,588
  Deferred
   recoverable
   energy costs   46,489                  46,028                   461
  Gain on sale of
   subsidiary    (11,257)                (11,257)
  Unbilled
   revenues      (71,258)                (71,258)
  Sale of accounts
   receivable     50,000                  50,000
  (Increase)
   decrease in
   net accounts
   receivable      6,748    (65,955)     (12,423)     71,327      (483)            14,282
  (Increase)
   decrease in
   materials and
   supplies       13,663                  13,707        (44)
  Increase
   (decrease) in
   accounts payable
   and accrued
   expenses      (47,048)      670       (46,819)      (206)      (586)      285      (463)   71
  Increase
   (decrease) in
   accrued interest
   & taxes       (35,440)  (14,678)       (5,949)     2,693        370             (17,879)    3
  Changes in other
   assets and
   liabilities   (33,974)   41,148       (28,058)   (1,544)        23      (995)  (44,548)
                --------- --------      ---------    -------    ------     ------   ------- ----

  Net cash
   provided by
   (used in)
   operating
   activities    691,590   (49,082)      702,951     86,803         90      (710)  (47,844) (618)
               ---------   --------    ---------    -------     ------     ------   -------  ----

CASH FLOWS FROM INVESTING ACTIVITIES:
  Construction
   additions    (332,443)      (33)     (329,002)    (2,769)     (672)      33
  Nuclear
   fuel          (13,361)      996       (14,357)
  Less: Allowance
   for other
   funds used
   during
   construction    1,063                   1,063
               ---------   --------    ---------     -------    ------    ------   -------   ----
  Acquisition of
   utility
   plant        (344,741)     963       (342,296)    (2,769)     (672)      33
  (Increase)
   decrease in
   materials
   and supplies
   related to
   construction    3,346                   3,376        (30)
  Increase
   (decrease) in
   accounts
   payable and
   accrued expenses
   related to
   construction   (7,112)     168         (7,055)       (52)     (146)         71     (116)    18

  (Increase)
   decrease in
   other
   investments  (115,818)(80,066)        (94,526)   (48,119)                      106,352    541
  Proceeds from
   sale of
   subsidiary
   (net of cash
   sold)         161,087 (46,092)        207,179
  Other           26,234  (9,044)         17,246       (560)      91       (103)    516
               --------- --------      ---------     -------  ------      ------ -------  ----
  Net cash provided
   by (used in)
   investing
   activities   (277,004)(115,983)      (216,076)   (51,530)    (727)         1   106,752    559
                --------- --------      ---------    -------   ------    ------   ------- -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from
   sale of common
   stock             304  101,048            928      3,497              (169) (105,000)
  Proceeds from
   long-term
   debt          346,000                 346,000
  Redemption of
   preferred
   stock         (10,950)                (10,950)
  Reductions in
   long-term
   debt          (65,000)    (983)       (65,000)                         983
  Net change in
   short-term
   debt         (416,750)  65,000       (481,750)
  Dividends
   paid         (201,246)               (201,246)
  Other           (7,799)                 (7,799)
                --------- --------      ---------    -------    ------    ------   -------   ----

  Net cash provided
   by (used in)
   financing
   activities  (355,441) 165,065      (419,817)     3,497               814  (105,000)
              --------- --------      ---------   -------    -----    ------  --------   -----
  Net increase
   (decrease)
   in cash      59,145                   67,058     38,770     (637)      105   (46,092)     (59)
  Cash at
   beginning
   of year      94,330                  39,533      6,982    1,477             46,092      246
              --------- --------      ---------   -------   ------    ------  -------    -----
  Cash at
   end of
   year       $153,475                $106,591    $45,752     $840     $105       -       $187
             =========  ========      ========    =======    =====     ====     =====     =====



NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1995
(In Thousands of Dollars)

                   (A)                 DETAIL      DEBIT    CREDIT
                                       ------      -----    ------

Capital Stocks of Subsidiary
  Companies - Consolidated          $          $  7,455 $
    Opinac Energy Corporation          7,433
    NM Uranium, Inc.                      20
    NM Holdings, Inc.                      2

Capital Stock Premium and Expense                42,460
  Opinac Energy Corporation           21,336
  NM Holdings, Inc.                   10,687
  NM Suburban Gas, Inc.                6,456
  NM Uranium, Inc.                      (169)
  Niagara Mohawk Power Corporation     4,150

Retained Earnings (at beginning
  of year)                                      130,459
    Opinac Energy Corporation         91,059
    NM Suburban Gas, Inc.               (947)
    HYDRA-CO Enterprises, Inc.        40,334
    NM Holdings, Inc.                     13

Net Income of Subsidiaries for the
  period 1/1/95 through 12/31/95                 10,267
    Opinac Energy Corporation          9,584
    HYDRA-CO Enterprises, Inc.           814
    NM Suburban Gas, Inc.                (80)
    NM Holdings, Inc.                    (51)

Investments in Subsidiary Companies-
  consolidated                                           149,493
    Opinac Energy Corporation        133,562
    NM Suburban Gas, Inc.              5,429
    NM Holdings, Inc.                 10,651
    NM Uranium, Inc.                    (149)

Retained Earnings                                         41,148
    HYDRA-CO Enterprises, Inc.        41,148

(A) To eliminate the investment in and advances to subsidiary companies.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1995
(In Thousands of Dollars)

               (B)                      DETAIL    DEBIT    CREDIT
                                       ------     -----    ------

Accounts Payable                                  1,546
  Niagara Mohawk Power Corporation
    to Opinac Energy Corporation          291
  NM Suburban Gas, Inc. to
    Niagara Mohawk Power Corporation    1,214
  NM Holdings, Inc. to
    Niagara Mohawk Power Corporation       41

Accounts Receivable                                        1,546
  Opinac Energy Corporation from
    Niagara Mohawk Power Corporation      291
  Niagara Mohawk Power Corporation
    from NM Suburban Gas, Inc.          1,214
  Niagara Mohawk Power Corporation
    from NM Holdings, Inc.                 41

Short-Term Debt                                   1,500
  NM Suburban Gas, Inc. to
    Niagara Mohawk Power Corporation    1,500

Long-Term Debt                                    4,596
  NM Suburban Gas, Inc. to
    Niagara Mohawk Power Corporation    4,596

Accounts Receivable                                        6,096
  Niagara Mohawk Power Corporation
    from NM Suburban Gas, Inc.          6,096


(B)  To eliminate inter-company accounts.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

INTER-COMPANY ELIMINATIONS

December 31, 1995
(In Thousands of Dollars)

                (C)                    DETAIL     DEBIT    CREDIT
                                       ------     -----    ------

Operating Revenues-Electric                       3,559
Operating Revenues-Gas                            6,815
  Opinac Energy Corporation from
    Niagara Mohawk Power Corporation    3,559
  Niagara Mohawk Power Corporation
    from NM Suburban Gas, Inc.          6,815

Other Income and Deductions
  other items (net)                                 638
    Niagara Mohawk Power Corporation
      from NM Suburban Gas, Inc.          570
    Opinac Energy Corporation from
      Niagara Mohawk Power Corporation     68

Operating Expenses - Operation -
  Electricity Purchased                                    3,559
    Niagara Mohawk Power Corporation
      from Opinac Energy Corporation    3,559

Operating Expenses - Operation -
  Gas Purchased                                            6,815
    NM Suburban Gas, Inc. from
      Niagara Mohawk Power Corporation  6,815

Interest Charges - Interest
  on Long-Term Debt                                          431
Interest Charges-Other interest                              207
  NM Suburban Gas, Inc. to
    Niagara Mohawk Power Corporation      570
  Niagara Mohawk Power Corporation to
    Opinac Energy Corporation              68


(C)  To eliminate the inter-company revenues and expenses.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

EXHIBIT B

FINANCIAL DATA SCHEDULE

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------

EXHIBIT C




     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.


                    Niagara Mohawk Power Corporation
                                       /
                        Opinac Energy Corporation
                                       /
                Canadian Niagara Power Company, Limited
                         /                          /
               Canadian Niagara Wind       Cowley Ridge
                 Power Company, Inc.        Partnership
                             /                   /
                          Cowley Ridge Joint Venture

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 28th day of February, 1996.




Corporate Seal
Attest:                        NIAGARA MOHAWK POWER CORPORATION
                                     (Name of Claimant)



\s\ Kapua Rice                      BY \s\ Steven W. Tasker
---------------------                  --------------------
Kapua Rice, Secretary                  Steven W. Tasker
                                       Vice President-Controller







Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



Steven W. Tasker, Vice President-
Controller and Principal
Accounting Officer
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York  13202